Exhibit 99.1

Leading the next phase of interventional psychiatry Technology. Evidence. Scale. Growth. N o v e m b e r 2026 I N V E S T O R D E C K | Nasdaq / TASE: BWAY

DISCLAIMER

Safe Harbor and Non-GAAP/IFRS Financial Measures

This presentation does not constitute an offer or invitation to sell or issue, or any solicitation of an offer to subscribe for or acquire, any securities of the Company, nor to participate in any investment. This presentation shall not constitute advertising or be construed as commercial or promotional in nature. No representation or warranty is made as to the accuracy or completeness of this presentation. You must make your own investigation and assessment of the matters contained herein. In particular, no responsibility is assumed as to the achievement or reasonableness of any forecasts, estimates, or statements as to prospects contained or referred to in this presentation.

This presentation contains information that includes or is based on forward-looking statements within the meaning of the federal securities laws. Such statements are not guarantees of future performance. They reflect current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Factors include, but are not limited to: continued business impact from COVID-19; adverse economic conditions; changes in demand and pricing; manufacturing difficulties or delays; legislative and regulatory actions; changes in reimbursement; third-party payor decisions; product liability claims; U.S. healthcare reform; financial market conditions; competitive dynamics; failure to achieve sufficient market adoption; regulatory actions or delays; and our ability to realize expected operational and manufacturing efficiencies. Additional information about these and other risks is contained in our filings with the U.S. Securities and Exchange Commission. If one or more of these factors materialize, or if underlying assumptions prove incorrect, actual results may differ materially. This presentation also includes market and industry data from government and private publications and internal estimates and projections based on a number of assumptions. We undertake no obligation to update any forward-looking statement as a result of new information, future events, or otherwise.

Certain non-GAAP/IFRS financial measures are included in this presentation. These measures are presented to complement the financial information prepared in accordance with IFRS because management believes they are useful to investors. For example, Adjusted EBITDA, a non-IFRS measure, is widely used by investors and securities analysts to evaluate a company's operating performance without regard to one-time items (such as restructuring and litigation expenses) that can vary substantially from company to company. Management also uses Adjusted EBITDA with IFRS measures for planning purposes, including preparation of annual operating budgets, as a measure of operating performance. These non-GAAP/IFRS measures should be considered only as supplements to, and not superior to, financial measures prepared in accordance with IFRS. Other companies may calculate similarly titled non-GAAP/IFRS measures differently than the Company.

BrainsWay
Investor Deck | November 2026
2

Q3 2026 Highlights

GROWTH & PROFITABILITY

+34%
Revenue Growth
$18.1m · vs $13.5m Q3-2025

+107%
Operating Income
$2.6m · vs $1.3m Q3-2025

+92%
EBITDA
$3.9m · vs $2.0m Q3-2025

FINANCIALS

$63.4m
Cash Balance
$62.4m Q2-2026

$85m
Backlog +31%
$65m Q3-2025

$21.3m
Collections
$19.8m Q2-2026

1.3x
Book-to-Bill

COMMERCIAL MOMENTUM

130
Systems Shipped
vs 90 in Q3-2025

~2,080
Installed Base
vs 1,612 Q3-2025

$2.2m
Net Income
Vs $1.6m Q3-2025

152
Head Count
143 as of Q2-2026

BrainsWay

Investor Deck | November 2026

3

WHY NOW

Interventional Psychiatry Has Reached an Inflection Point

Interventional psychiatry is one of healthcare's fastest-growing categories - and **BrainsWay is its clear market leader**.

8.5M+

Deep TMS sessions delivered[1]

Proven, growing clinical demand across indications.

300M+

Covered lives[2]

Reimbursement is expanding across Medicare & commercial.

+25%

New provider sites YoY[1]

Providers are actively scaling interventional capacity.

THE MARKET LEADER IN A FAST-GROWING CATEGORY

~2,080	48	6	2020→26
Systems installed worldwide	US states served	Continents	Accelerating adoption

BrainsWay

Investor Deck | November 2026

4

WHY BRAINSWAY WINS

Not All TMS is the Same

Deep TMS is now a mainstream, reimbursed pillar of psychiatry — and BrainsWay leads on scale, science and access.

4
FDA indications
Only Deep TMS platform cleared across four.

8.5M+
Sessions delivered
Real-world scale competitors cannot match.

The Leader
In the US TMS market space*

DEEP TMS vs. TRADITIONAL "FIGURE-8" TMS





Feature	BrainsWay Deep TMS	Traditional TMS
Stimulation depth	1.8–2.0 cm^{3,4}	0.7–1.0 cm^{3}
Brain volume stimulated	Extensive (~17 cm^{4})	Limited (~3 cm^{4})
Therapy delivery	More reliable targeting	Prone to targeting errors
Structures treated	Deep and broad	Superficial and focal
RCT evidence	Multiple indications	Limited to depression

All competitors in the commercial depression space use variations of the traditional "figure-8" TMS coil design. Technological distinctions do not necessarily correlate with clinical outcomes

*Data on file

BrainsWay
Investor Deck | November 2026
5

THE MARKET OPPORTUNITY

From 24M Sufferers to ~8.5M Eligible Patients

The treatment-resistant population across BrainsWay's two largest FDA-cleared indications — U.S. patients who have already failed conventional care.

MAJOR DEPRESSIVE DISORDER

21M
U.S. clinical depression sufferers per year

→

7M
Do NOT achieve remission after 4 courses of medication & therapy

60–90% present with comorbid anxiety symptoms.

OBSESSIVE-COMPULSIVE DISORDER

3M
U.S. OCD sufferers per year

→

1.5M
Do NOT respond to any medication or psychotherapy

TREATMENT-RESISTANT — TMS-ELIGIBLE

~8.5M

U.S. patients who have already failed conventional care



Sources: National Institute of Mental Health (nimh.nih.gov); Trivedi MH et al., STAR*D, Am J Psychiatry 2006;163(1):28-40; Kessler RC et al., Br J Psychiatry Suppl. 1996; Greist JH, Bull Menninger Clin. 1998; Marks I, Can J Psychiatry 1997; Ballenger JC, Biol Psychiatry 1999. U.S. figures; consistent with BrainsWay Continuum of Care.

BrainsWay
Investor Deck | November 2026
6

THE GROWTH FLYWHEEL

Every Success Creates the Next Layer of Growth

Every turn does three things — grows organic demand, raises barriers to entry, and funds expansion.

1 — Increasing Organic Growth
Increased access— more patient starts at low incremental cost.

2 — Strengthening Our Competitive Moat
Installed base, clinical data, reimbursement & IP compound into a widening moat.

3 — Investing to Expand the Platform
New potential indications, clinic footprint, home therapy & AI extend the platform.



Self-reinforcing growth engine

4 — Grow Installed Base
Increasing access · recurring revenue · data asset.

5 — Generate Cash & Capital
Strong cash · minority investments & M&A.

6 — Reinvest & Compound
Proprietary data, AI & network effects deepen the moat.

Investor Deck | August 2026

7

BUSINESS MODEL & VISIBILITY

A Model Built to Compound — With Clear Line of Sight

Every system becomes a long-term asset — a one-time hardware sale transformed into high-margin, multi-year recurring revenue.

4-5 Yrs

Multi-year leasing

Typical contract term (4–5 yr).

90%+

Customer retention

Durable, predictable revenue.

1.3x

Book-to-bill

Bookings outpacing revenue.

RECURRING, DURABLE, PREDICTABLE REVENUE

Every system can become a multi-year, high-margin revenue stream.

90%+ renewals · compounding backlog · predictable ARR.

FACILITATING FASTER ADOPTION

We lower the barriers for clinic owners.

Capital-light leasing · fast payback · turnkey onboarding & support.

BrainsWay
Investor Deck | November 2026
8

CUSTOMER ECONOMICS

Why Clinics Keep Expanding

One chair leads to a second, then a third, then a second clinic — compelling economics drive enterprise-wide rollout.

SINGLE-CHAIR ECONOMICS

~$0.8M- $1M

Annual revenue per chair

~$0.5M- 0.7M

Profit per chair, per year

Rapid

Cash-on-cash return

ROBUST REIMBURSEMENT

3 established CPT codes

Well-defined billing across Medicare & major commercial insurers.

300M+ covered lives (depression)

Broad coverage in all 50 states; 100M+ covered for OCD.

Verified return on investment

Up to ~$10K revenue per depression patient course.

BrainsWay
Investor Deck | November 2026
9

THE SWIFT ADVANTAGE

From 20 Days to 6 Days

The only FDA-cleared 6-day accelerated Deep TMS protocol — a significantly faster path to relief.

STANDARD PROTOCOL

20 days

Treatment days in the acute phase – before maintenance

FASTER

SWIFT PROTOCOL

6 days

Only *6 treatment days in the acute phase – before maintenance*

FOR PATIENTS

- **Convenience** Less time away from daily life.
- **Faster relief** Accelerated path to benefit.

FOR PROVIDERS

- **Higher throughput** More patients per chair.
- **Capacity unlock** Scale without added footprint.

BrainsWay
Investor Deck | November 2026
10

Strategic Partnership With Valor Equity Partners 11 Investor Deck | November 2026 Valor, a leading $20B equity firm behind market leaders, is now BrainsWay’s largest investor and an active partner in our scale strategy

STRATEGIC INVESTMENTS

A Low-Risk, High-ROI Network That Widens the Moat

Low-risk and capital-light with high ROI — equity stakes deepen partnerships, expand patient access, and widen our competitive moat.

BACKED BY

Valor Equity Partners

VALOR

A ~$100B firm and BrainsWay's largest investor — an active partner in our scale strategy.

PORTFOLIO PEDIGREE

Tesla	SpaceX	PayPal
Uber	Anduril	Neuralink

THE PARTNERSHIP MODEL

200+

Potential partners in the pipeline.

10–15

Clinics potentially added annually.

No added OPEX

Capital-light expansion model.

BrainsWay

Investor Deck | November 2026

12

THE PIPELINE

A Pipeline of Expanding Indications

New potential FDA indications can expand the addressable market on the same commercial platform

1 CLEARED TODAY

4 FDA Indications

MDD, OCD, smoking addiction and anxious depression — a proven regulatory track record.

2 PIPELINE

Alcohol Use Disorder*

A large, underserved addiction market — a natural extension of our addiction research to date

3 PIPELINE

Cognitive Decline*

Pllanned studies targeting one of the largest unmet needs in brain health — would extend the platform into neurology-adjacent care.

New indications can leverage existing installed base and sales engine. Expanding the addressable market with each clearance — at low incremental cost.

*This slide is forward-looking only. Alcohol Use Disorder and Cognitive decline are areas of research that are being explored. BrainsWay Deep TMS is not FDA cleared as safe and effective for these indications.

BrainsWay

Investor Deck | November 2026

13

G L O B A L E X P A N S I O N A Multi - Billion - Dollar International Opportunity We are not entering these markets — we are scaling established commercial partnerships across regions with hundreds of millions 9 of untreated patients. 37M Europe 71M China 6M Japan 57M India 1.3M Australia 170 M + 14 Investor Deck | November 2026 Untreated patients across current partner markets. Scaling proven partnerships — not building new markets from scratch.

Extending to Home - Use Neuromodulation • RELIVION® PATIENT REMOTE MANAGEMENT INTERFACE Proliv Rx Cloud BIG DATA ANALYTICS Physician Remotely monitors patient Proliv Rx Patient’s App Uploads data Remote Monitoring & Big Data Analytics $11M convertible debt; milestone tranches; call option to acquire Proliv Rx is a registered trademark of Neurolief Ltd. 15 Investor Deck | November 2026

9 MOUNTHS 2026 PERFORMANCE

Financial Results Validate the Thesis

Strong year-to-date growth is translating into higher margins, profitability, and cash generation.

REVENUE
$50.8M
+35% year-over-year

76%
Gross margin
vs. 75% in 9M 2025

$7.0M
Operating income
+190% year-over-year

14%
Operating margin
vs. 6% in 9M 2025

ADJUSTED EBITDA
$10.2M
+114% year-over-year

$7.2M
Net income
+54% year-over-year

20%
Adjusted EBITDA margin
vs. 13% in 9M 2025

+43%
Systems shipped
9M 2026 year-over-year

9 MONTHS 2026 MOMENTUM

More Systems → **More Revenue** → **Higher Margin** → **Stronger Profitability** → **Higher RPO** → **Growing Cash**

Revenue +35% | Gross Profit +36% | Operating Income +190% | Adjusted EBITDA +114% | Net Income +54% | Shipments +43%

*Adjusted EBITDA is a non-IFRS measure. Figures shown are for the nine months ended September 30, 2026, except RPO and cash, which are period-end metrics.

BrainsWay

Investor Deck | November 2026

16

Revenue Growing Far Faster Than Costs 40 53 73 90 32 41 51 70 28 29 36 42 - 2 5 7 14 2023 2026E 2024 Bookings Revenue OPEX 2025 Adj. EBITDA Revenue +30 - 34% growth OPEX <18% growth Adj. EBITDA $ in millions 17 O P E R A T I N G L E V E R A G E *Adjusted EBITDA is a Non - IFRS Measure. See operating income results, the closest IFRS measure, and the reconciliation table in the Company’s Earnings release ** Anticipated guidance, which is forward looking. See recent earnings releases. Investor Deck | November 2026 ~ 18% - 20% Recent revenue growth >30% while targeted OPEX growth stays <18% — profitability compounds. 2026 Financial Guidance**

THE INVESTMENT CASE

Why BrainsWay, Why Now

01 **The market is inflecting.** Interventional psychiatry is going mainstream.

02 **BrainsWay leads.** The only Deep TMS platform with 4 FDA indications.

03 **The economics compound.** Strong recurring revenue, 90%+ retention, operating leverage.

04 **The platform expands.** Home, AI, clinic network, international & M&A.

05 **Execution validates the thesis.** Record shipments converting into revenue, margin & cash.

BrainsWay
Investor Deck | November 2026
18

Building the Global Platform for Interventional Psychiatry. One Platform Millions of Patients Decades of Growth N A S D A Q / T A S E : B W A Y 19

APPENDIX

References

1. Data on file
2. See company reimbursement database; published payer policies; and sec.gov/Archives/edgar/data/1735948/000110465921043982/tm2111152d1_ex99-1.htm
3. BrainsWay Data on File; Depth, measured in phantom head, is from cortical surface toward brain center for which E-field >=100V/m for calibrated stimulator output. If measuring from scalp surface, an additional 1.5 cm should be added; See also, Guadagnin, V., et. al., 2016. Deep Transcranial Magnetic Stimulation: Modeling of Different Coil Configurations. 63, 1543–1550.
4. Fiocchi, S., et. al., 2016. Modelling of the Electric Field Distribution in Deep Transcranial Magnetic Stimulation. 2016
5. $15B+ Global TAM assumes existing and not-yet-cleared planned indications; based on BrainsWay internal market model (WHO Global Burden of Disease; NIMH; CDC) and payer reimbursement assumptions.
6. ~$4B US depression ≈ 3.4M insured MDD patients × ~33 sessions × ~$70 ≈ $8B TAM (8/24/2020 Oppenheimer Research Report), of which ~$4B is serviceable near-term.
7. <2% penetration based on Company data on file: installed base and cumulative treatments vs. estimated eligible patient population and TAM.
8. Company estimate based on data on file.
9. llustrative number; See, for example, https://worldpopulationreview.com/country-rankings/depression-rates-by-country.

BrainsWay
Investor Deck | November 2026
20